JSI TRANSACTION ADVISORS, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2015

NET CAPITAL:

Total member's equity qualified for net capital	$	120,981
Deduction for non-allowable assets:		
Accounts receivable		(67,452)
Prepaid expenses and deposits		(9,624)
Net capital before haircuts		43,905
Less haircuts		-
Net capital		43,905
Minimum net capital required		5,000
Excess net capital	$	38,905
Aggregate indebtedness	$	29,600
Ratio of aggregate indebtedness to net capital		67.42%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2015

There is no significant difference between net capital reported in Part IIA of Form X-17A-5 as of December 31, 2015 and net capital as reported above.